FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 30, 2020

(Date of earliest event reported)

Commission File No.: 0-25969



URBAN ONE, INC.

(Exact name of registrant as specified in its charter)

Delaware	**52-1166660**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1010 Wayne Avenue
14th Floor
Silver Spring, Maryland 20910
(Address of principal executive offices)

(301) 429-3200
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

o   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 2.02.   Results of Operations and Financial Condition.

Urban One, Inc. (the "Company") issued a press release setting forth the results for its quarter ended June 30, 2020. A copy of the press release is attached as Exhibit 99.1.

ITEM 8.01. Other Events.

During the course of its earnings call for the quarter ended June 30, 2020, the Company also noted that its current cash position as of July 30, 2020 was approximately $76 million taking into account outstanding checks and wire payments.

ITEM 9.01.   Financial Statements and Exhibits.

(c) Exhibits

Exhibit Number	Description
99.1	Press release dated July 30, 2020 Urban One, Inc. Reports Second Quarter Results.

Cautionary Information Regarding Forward-Looking Statements

This Form 8-K and the press release attached as Exhibit 99.1 contain forward-looking statements about the Company's future performance, which are based on management's assumptions and beliefs in light of the information currently available to it. The Company assumes no obligation to update the information contained herein. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond the Company's control, that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially are described in the Company's reports on Forms 10-K, 10-Q, 10-Q/A and other filings with the SEC.


SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

URBAN ONE, INC.

/s/ Peter D. Thompson

July 30, 2020   Peter D. Thompson
                                           Chief Financial Officer and Principal Accounting Officer

NEWS RELEASE

July 30, 2020
FOR IMMEDIATE RELEASE
Washington, DC

Contact: Peter D. Thompson, EVP and CFO
(301) 429-4638

URBAN ONE, INC. REPORTS SECOND QUARTER RESULTS

Washington, DC: - Urban One, Inc. (NASDAQ: UONEK and UONE) today reported its results for the quarter ended June 30, 2020. Net revenue was approximately $76.0 million, a decrease of 37.5% from the same period in 2019. Broadcast and digital operating income[1] was approximately $30.2 million, a decrease of 33.1% from the same period in 2019. The Company reported operating income of approximately $20.4 million for the three months ended June 30, 2020, compared to approximately $29.1 million for the same period in 2019. Net income was approximately $1.4 million or $0.03 per share (basic) compared to net income of approximately $6.6 million or $0.15 per share (basic) for the same period in 2019. Adjusted EBITDA[2] was approximately $24.5 million for the three months ended June 30, 2020, compared to approximately $39.6 million for the same period in 2019.

Alfred C. Liggins, III, Urban One's CEO and President stated, "The economic impact of Covid-19 is fully evident in our second quarter numbers: radio advertising was down 51%, and event revenues were -96% year over year. Our TV and digital businesses fared better, with TV advertising revenue down 4.4% and digital -20%, highlighting the benefits of our diversified media asset base. We had to make tough decisions to reduce costs, and I am proud of how our team, including on-air talent, made sacrifices and worked diligently to keep us operating smoothly through the pandemic. With the issue of racial equality featuring so prominently around the world, it is critical that diverse voices continue to be heard and I thank all our staff and talent for their exceptional work engaging with our audience and clients. The outlook for the rest of 2020 remains uncertain, but I anticipate a similar pattern of strong performance from our TV business offsetting some of the weakness in radio advertising and events. On a same station basis, our Q3 core radio business is currently pacing -41% and we continue to see sequential improvement. Our cost saving measures remain in place, liquidity is strong with $70 million of cash on the balance sheet, and I firmly believe that Urban One will continue to successfully navigate our way through these unprecedented times."

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RESULTS OF OPERATIONS

STATEMENT OF OPERATIONS	Three Months Ended June 30,		Six Months Ended June 30,	
	2020 (unaudited) (in thousands, except share data)	2019 (unaudited) (in thousands, except share data)	2020 (unaudited) (in thousands, except share data)	2019 (unaudited) (in thousands, except share data)
NET REVENUE	$ 76,008	$ 121,571	$ 170,883	$ 220,020
OPERATING EXPENSES				
Programming and technical, excluding stock-based compensation	23,620	31,225	51,482	62,742
Selling, general and administrative, excluding stock-based compensation	22,216	45,233	51,593	78,800
Corporate selling, general and administrative, excluding stock-based compensation	7,140	8,408	15,472	18,192
Stock-based compensation	268	200	661	711
Depreciation and amortization	2,382	3,584	4,930	11,858
Impairment of long-lived assets	-	3,800	53,650	3,800
Total operating expenses	55,626	92,450	177,788	176,103
Operating income (loss)	20,382	29,121	(6,905)	43,917
INTEREST INCOME	26	63	34	86
INTEREST EXPENSE	18,395	20,578	37,533	41,408
OTHER INCOME, net	(94)	(1,649)	(1,598)	(3,370)
Income (loss) before provision for (benefit from) income taxes and noncontrolling interest in income of subsidiaries	2,107	10,255	(42,806)	5,965
PROVISION FOR (BENEFIT FROM) INCOME TAXES	465	3,118	(21,390)	1,807
CONSOLIDATED NET INCOME (LOSS)	1,642	7,137	(21,416)	4,158
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	222	546	351	671
CONSOLIDATED NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ 1,420	$ 6,591	$ (21,767)	$ 3,487
AMOUNTS ATTRIBUTABLE TO COMMON STOCKHOLDERS				
CONSOLIDATED NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ 1,420	$ 6,591	$ (21,767)	$ 3,487
Weighted average shares outstanding - basic[3]	44,806,219	45,061,821	45,025,471	45,175,521
Weighted average shares outstanding - diluted[4]	48,154,262	45,701,655	45,025,471	45,984,939

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	Three Months Ended June 30,				Six Months Ended June 30,			
	2020		2019		2020		2019	
PER SHARE DATA - basic and diluted:	(unaudited)		(unaudited)		(unaudited)		(unaudited)	
	(in thousands, except per share data)				(in thousands, except per share data)			
Consolidated net income (loss) attributable to common stockholders (basic)	$	0.03	$	0.15	$	(0.48)	$	0.08
Consolidated net income (loss) attributable to common stockholders (diluted)	$	0.03	$	0.14	$	(0.48)	$	0.08
SELECTED OTHER DATA								
Broadcast and digital operating income [1]	$	30,172	$	45,113	$	67,808	$	78,478
Broadcast and digital operating income margin (% of net revenue)		39.7%		37.1%		39.7%		35.7%
Broadcast and digital operating income reconciliation:								
Consolidated net income (loss) attributable to common stockholders	$	1,420	$	6,591	$	(21,767)	$	3,487
Add back non-broadcast and digital operating income items included in consolidated net income (loss):								
Interest income		(26)		(63)		(34)		(86)
Interest expense		18,395		20,578		37,533		41,408
Provision for (benefit from) income taxes		465		3,118		(21,390)		1,807
Corporate selling, general and administrative expenses		7,140		8,408		15,472		18,192
Stock-based compensation		268		200		661		711
Other income, net		(94)		(1,649)		(1,598)		(3,370)
Depreciation and amortization		2,382		3,584		4,930		11,858
Noncontrolling interest in income of subsidiaries		222		546		351		671
Impairment of long-lived assets		-		3,800		53,650		3,800
Broadcast and digital operating income	$	30,172	$	45,113	$	67,808	$	78,478
Adjusted EBITDA[2]	$	24,537	$	39,630	$	56,797	$	67,346
Adjusted EBITDA reconciliation:								
Consolidated net income (loss) attributable to common stockholders	$	1,420	$	6,591	$	(21,767)	$	3,487
Interest income		(26)		(63)		(34)		(86)
Interest expense		18,395		20,578		37,533		41,408
Provision for (benefit from) income taxes		465		3,118		(21,390)		1,807
Depreciation and amortization		2,382		3,584		4,930		11,858
EBITDA	$	22,636	$	33,808	$	(728)	$	58,474
Stock-based compensation		268		200		661		711
Other income, net		(94)		(1,649)		(1,598)		(3,370)
Noncontrolling interest in income of subsidiaries		222		546		351		671
Employment Agreement Award, incentive plan award expenses and other compensation		98		806		1,311		2,713
Contingent consideration from acquisition		66		90		(7)		167
Severance-related costs		1,261		401		1,587		822
Cost method investment income from MGM National Harbor		80		1,628		1,570		3,358
Impairment of long-lived assets		-		3,800		53,650		3,800
Adjusted EBITDA	$	24,537	$	39,630	$	56,797	$	67,346

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	June 30, 2020	December 31, 2019
	(unaudited)	
	(in thousands)	
SELECTED BALANCE SHEET DATA:		
Cash and cash equivalents and restricted cash	$ 70,171	$ 33,546
Intangible assets, net	825,951	881,708
Total assets	1,209,045	1,249,919
Total debt (including current portion, net of original issue discount and issuance costs)	888,381	876,253
Total liabilities	1,038,786	1,056,280
Total stockholders' equity	159,460	183,075
Redeemable noncontrolling interest	10,799	10,564

	June 30, 2020	Applicable Interest Rate
	(in thousands)	
SELECTED LEVERAGE DATA:		
2017 Credit Facility, net of original issue discount and issuance costs of approximately $4.6 million (subject to variable rates) *(a)*	$ 314,369	5.00%
7.375% senior secured notes due April 2022, net of original issue discount and issuance costs of approximately $1.9 million (fixed rate)	348,067	7.375%
2018 Credit Facility, net of original issue discount and issuance costs of approximately $3.2 million (fixed rate)	143,563	12.875%
MGM National Harbor Loan, net of original issue discount and issuance costs of approximately $1.9 million (fixed rate)	54,882	11.00%
Asset-backed credit facility (subject to variable rates) (a)	27,500	1.94%

(a) Subject to variable Libor or Prime plus a spread that is incorporated into the applicable interest rate set forth above.

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements represent management's current expectations and are based upon information available to Urban One at the time of this release. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond Urban One's control, that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially are described in Urban One's reports on Forms 10-K, 10-Q, 10-Q/A, 8-K and other filings with the Securities and Exchange Commission (the "SEC"). Urban One does not undertake any duty to update any forward-looking statements.

Beginning in March 2020, the Company noted that the COVID-19 pandemic and the resulting government stay at home orders across the markets in which we operate were dramatically impacting certain of the Company's revenues. Most notably, a number of advertisers across significant advertising categories have reduced or ceased advertising spend due to the outbreak and stay at home orders which effectively shut many businesses down. This has been particularly true within our radio segment which derives substantial revenue from local advertisers who have been particularly hard hit due to social distancing and government interventions. Further, the COVID-19 outbreak has caused the postponement of our 2020 Tom Joyner Foundation Fantastic Voyage cruise and impaired ticket sales and/or caused the postponement of other tent pole special events. We do not carry business interruption insurance to compensate us for losses that may occur as a result of any of these interruptions and continued impacts from the COVID-19 outbreak. Continued or future outbreaks and/or the speed at which businesses reopen (or reclose) in the markets in which we operate could have material impacts on our liquidity and/or operations including causing potential impairment of assets and of our financial results.

Net revenue consists of gross revenue, net of local and national agency and outside sales representative commissions. Agency and outside sales representative commissions are calculated based on a stated percentage applied to gross billing.

		Three Months Ended June 30,				
		2020		2019	$ Change	% Change
		(Unaudited)				
		(in thousands)				
Net Revenue:						
Radio Advertising	$	25,358	$	51,771	$ (26,413)	-51.0%
Political Advertising		361		317	44	13.9%
Digital Advertising		6,104		7,663	(1,559)	-20.3%
Cable Television Advertising		18,941		19,816	(875)	-4.4%
Cable Television Affiliate Fees		24,619		26,599	(1,980)	-7.4%
Event Revenues & Other		625		15,405	(14,780)	-95.9%
Net Revenue (as reported)	$	76,008	$	121,571	$ (45,563)	-37.5%

Net revenue decreased to approximately $76.0 million for the quarter ended June 30, 2020, from approximately $121.6 million for the same period in 2019. The decrease in net revenue was due primarily to the COVID-19 pandemic which continued to weaken demand for advertising in general and impaired ticket sales and/or caused the postponement of major tent pole special events. Net revenues from our radio broadcasting segment decreased 58.4% compared to the same period in 2019. Based on reports prepared by the independent accounting firm Miller, Kaplan, Arase & Co., LLP ("Miller Kaplan"), the markets we operate in (excluding Richmond and Raleigh, both of which no longer participate in Miller Kaplan) decreased 54.4% in total revenues. We experienced net revenue declines in all of our radio markets for the quarter, primarily due to lower advertising sales. We recognized approximately $43.8 million of revenue from our cable television segment during the three months ended June 30, 2020, compared to approximately $46.4 million for the same period in 2019 due to decreases in both advertising and affiliate sales. Net revenue from our Reach Media segment decreased approximately $12.5 million for the quarter ended June 30, 2020, compared to the same period in 2019. The "Tom Joyner Fantastic Voyage" took place during the second quarter of 2019 and generated revenue of approximately $10.2 million. The 2020 cruise has been postponed at this time. Finally, net revenues for our digital segment decreased approximately $1.6 million for the three months ended June 30, 2020, compared to the same period in 2019, primarily due to a decrease in direct and indirect revenues.

Operating expenses, excluding depreciation and amortization, stock-based compensation and impairment of long-lived assets, decreased to approximately $53.0 million for the quarter ended June 30, 2020, down 37.6% from the approximately $84.9 million incurred for the comparable quarter in 2019. The overall operating expense decrease was driven by lower programming and technical expenses, lower selling, general and administrative expenses and lower corporate selling, general and administrative expenses across all of our divisions. Due to COVID-19, all special events scheduled to take place during the second quarter were either cancelled or postponed to a later date. The 2019 "Tom Joyner Fantastic Voyage" generated expense of approximately $8.7 million, other Reach Media events generated expense of $600,000 and radio station events generated expense of approximately $2.9 million during the second quarter of 2019.

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During the quarter ended June 30, 2020, we saved approximately $7.1 million in employee compensation expense reductions through a combination of layoffs, furloughs and pay cuts. We have also incurred savings of approximately $4.1 million in reduced or delayed marketing spend, $2.3 million in lower programming content amortization, $1.8 million in contract labor and talent cost savings and $1.4 million in reduced travel and office expenses. In addition, there were lower variable expenses such as commissions and rep fees, traffic acquisition costs and music license fees of approximately $3.2 million.

Depreciation and amortization expense decreased to approximately $2.4 million for the quarter ended June 30, 2020, compared to approximately $3.6 million for the same quarter in 2019. The decrease in expense is due to the mix of assets approaching or near the end of their useful lives, most notably certain of the Company's cable television affiliate agreements.

Interest expense decreased to approximately $18.4 million for the quarter ended June 30, 2020, compared to approximately $20.6 million for the same period in 2019. The Company made cash interest payments of approximately $22.4 million on its outstanding debt for the quarter June 30, 2020, compared to cash interest payments of approximately $24.6 million on its outstanding debt for the quarter ended June 30, 2019. During the quarter ended June 30, 2020, the Company borrowed an incremental $3.6 million on the MGM National Harbor Loan and used the proceeds to pay down the higher coupon 2018 Credit Facility by the same amount. As of June 30, 2020, the Company had approximately $27.5 million in borrowings outstanding on its ABL Facility.

The impairment of long-lived assets for the three months ended June 30, 2019, was related to a non-cash impairment charge of approximately $3.8 million associated with our Detroit market radio broadcasting license.

During the three months ended June 30, 2020, the provision for income taxes was $465,000 compared to approximately $3.1 million for the three months ended June 30, 2019. The decrease in the provision for income taxes was primarily due to the application of the actual effective tax rate for the year to date and pre-tax income of approximately $2.1 million during the quarter. For the three months ended June 30, 2019, we recorded a provision for income taxes of approximately $3.1 million on pre-tax income from continuing operations of approximately $10.3 million, which results in a tax rate of 30.3%. This tax rate is based on an estimated annual effective tax rate of 30.9%. This rate includes approximately 2.7% of non-tax deductible officer's compensation, and 1.1% of non-tax deductible meals and entertainment expenses. The tax provision resulted in an effective tax rate of 22.1% and 30.4% for the three months ended June 30, 2020 and 2019, respectively. The Company paid no taxes for the quarter ended June 30, 2020 and paid $383,000 in taxes for the quarter ended June 30, 2019.

Other income, net, was $94,000 and approximately $1.6 million for the three months ended June 30, 2020 and 2019, respectively. We recognized other income in the amount of $80,000 and approximately $1.6 million for the three months ended June 30, 2020 and 2019, respectively, related to our MGM investment. The decrease is due to the closure of the MGM casino as a result of the COVID-19 pandemic.

The decrease in noncontrolling interests in income of subsidiaries was due primarily to lower net income recognized by Reach Media during the three months ended June 30, 2020 compared to the three months ended June 30, 2019.

Other pertinent financial information includes capital expenditures of approximately $1.2 million and $1.4 million for the quarters ended June 30, 2020 and 2019, respectively.

During the three months ended June 30, 2020, the Company did not repurchase any shares of Class A common stock and repurchased 3,208,288 shares of Class D common stock in the amount of approximately $2.4 million. During the three months ended June 30, 2019, the Company repurchased 26,171 shares of Class A common stock in the amount of $56,000 and repurchased 899,765 shares of Class D common stock in the amount of approximately $1.8 million.

The Company, in connection with its prior 2009 stock option and restricted stock plan and its current 2019 Equity and Performance Incentive Plan (the "2019 Plan"), is authorized to purchase shares of Class D common stock to satisfy employee tax obligations in connection with the vesting of share grants under the plan. During the three months ended June 30, 2020, the Company executed a Stock Vest Tax Repurchase of 155,771 shares of Class D Common Stock in the amount of $140,000. During the three months ended June 30, 2019, the Company executed a Stock Vest Tax Repurchase of 6,368 shares of Class D Common Stock in the amount of $13,000.

Supplemental Financial Information:

For comparative purposes, the following more detailed, unaudited statements of operations for the three and six months ended June 30, 2020 and 2019 are included.

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| | Three Months Ended June 30, 2020 (in thousands, unaudited) | | | | | |
	Consolidated	Radio Broadcasting	Reach Media	Digital	Cable Television	Corporate/ Eliminations
STATEMENT OF OPERATIONS:						
NET REVENUE	$ 76,008	$ 20,505	$ 6,268	$ 6,104	$ 43,761	$ (630)
OPERATING EXPENSES:						
Programming and technical	23,620	7,597	2,968	2,442	10,994	(381)
Selling, general and administrative	22,216	12,985	1,303	3,262	4,900	(234)
Corporate selling, general and administrative	7,140	-	620	19	1,059	5,442
Stock-based compensation	268	32	50	-	-	186
Depreciation and amortization	2,382	766	60	277	940	339
Total operating expenses	55,626	21,380	5,001	6,000	17,893	5,352
Operating income (loss)	20,382	(875)	1,267	104	25,868	(5,982)
INTEREST INCOME	26	-	-	-	-	26
INTEREST EXPENSE	18,395	-	-	79	1,919	16,397
OTHER INCOME, net	(94)	-	-	-	-	(94)
Income (loss) before provision for (benefit from) income taxes and noncontrolling interest in income of subsidiaries	2,107	(875)	1,267	25	23,949	(22,259)
PROVISION FOR (BENEFIT FROM) INCOME TAXES	465	(23)	391	-	5,985	(5,888)
CONSOLIDATED NET INCOME (LOSS)	1,642	(852)	876	25	17,964	(16,371)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	222	-	-	-	-	222
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ 1,420	$ (852)	$ 876	$ 25	$ 17,964	$ (16,593)
Adjusted EBITDA[2]	$ 24,537	$ 813	$ 1,577	$ 519	$ 26,871	$ (5,243)

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	Consolidated		Radio Broadcasting		Reach Media		Digital		Cable Television		Corporate/ Eliminations	
Three Months Ended June 30, 2019												
(in thousands, unaudited)												
STATEMENT OF OPERATIONS:												
NET REVENUE	$	121,571	$	49,312	$	18,770	$	7,673	$	46,430	$	(614)
OPERATING EXPENSES:												
Programming and technical		31,225		10,680		4,015		2,643		14,327		(440)
Selling, general and administrative		45,233		20,850		10,762		4,510		9,125		(14)
Corporate selling, general and administrative		8,408		-		732		1		1,733		5,942
Stock-based compensation		200		93		6		11		3		87
Depreciation and amortization		3,584		851		59		460		1,901		313
Impairment of long-lived assets		3,800		3,800		-		-		-		-
Total operating expenses		92,450		36,274		15,574		7,625		27,089		5,888
Operating income (loss)		29,121		13,038		3,196		48		19,341		(6,502)
INTEREST INCOME		63		-		-		-		-		63
INTEREST EXPENSE		20,578		338		-		-		1,919		18,321
OTHER INCOME, net		(1,649)		(1)		-		-		-		(1,648)
Income (loss) before provision for (benefit from) income taxes and noncontrolling interest in income of subsidiaries		10,255		12,701		3,196		48		17,422		(23,112)
PROVISION FOR (BENEFIT FROM) INCOME TAXES		3,118		3,260		745		-		4,369		(5,256)
CONSOLIDATED NET INCOME (LOSS)		7,137		9,441		2,451		48		13,053		(17,856)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS		546		-		-		-		-		546
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$	6,591	$	9,441	$	2,451	$	48	$	13,053	$	(18,402)
Adjusted EBITDA[2]	$	39,630	$	17,917	$	3,261	$	648	$	21,356	$	(3,552)

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		Six Months Ended June 30, 2020					
		(in thousands, unaudited)					
	Consolidated		Radio Broadcasting		Reach Media		Digital
STATEMENT OF OPERATIONS:							
NET REVENUE	$	170,883	$	55,421	$	12,958	$
OPERATING EXPENSES:							
Programming and technical		51,482		17,478		6,385	
Selling, general and administrative		51,593		29,418		3,054	
Corporate selling, general and administrative		15,472		-		1,338	
Stock-based compensation		661		110		59	
Depreciation and amortization		4,930		1,506		119	
Impairment of long-lived assets		53,650		53,650		-	
Total operating expenses		177,788		102,162		10,955	
Operating (loss) income		(6,905)		(46,741)		2,003	
INTEREST INCOME		34		-		-	
INTEREST EXPENSE		37,533		3		-	
OTHER INCOME, net		(1,598)		(1)		-	
(Loss) income before (benefit from) provision for income taxes and noncontrolling interest in income of subsidiaries		(42,806)		(46,743)		2,003	
(BENEFIT FROM) PROVISION FOR INCOME TAXES		(21,390)		(9,872)		574	
CONSOLIDATED NET (LOSS) INCOME		(21,416)		(36,871)		1,429	
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS		351		-		-	
NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$	(21,767)	$	(36,871)	$	1,429	$
Adjusted EBITDA[2]	$	56,797	$	9,564	$	2,380	$

Digital		Cable Television		Corporate/ Eliminations	
12,393	$	91,257	$	(1,146)	
5,562		22,820		(763)	
7,331		12,151		(361)	
19		2,381		11,734	
6		-		486	
765		1,883		657	
-		-		-	
13,683		39,235		11,753	
(1,290)		52,022		(12,899)	
-		-		34	
158		3,838		33,534	
-		-		(1,597)	
(1,448)		48,184		(44,802)	
-		12,040		(24,132)	
(1,448)		36,144		(20,670)	
-		-		351	
(1,448)	$	36,144	$	(21,021)	
(291)	$	53,974	$	(8,830)	

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		Six Months Ended June 30, 2019									
		(in thousands, unaudited)									
		Consolidated		Radio Broadcasting		Reach Media		Digital		Cable Television		Corporate/ Eliminations
STATEMENT OF OPERATIONS:											
NET REVENUE	$	220,020	$	86,061	$	25,743	$	15,110	$	94,253	$	(1,147)
OPERATING EXPENSES:											
Programming and technical		62,742		20,892		8,081		5,538		29,148		(917)
Selling, general and administrative		78,800		38,287		12,300		9,213		19,065		(65)
Corporate selling, general and administrative		18,192		-		1,543		1		3,142		13,506
Stock-based compensation		711		188		20		28		8		467
Depreciation and amortization		11,858		1,719		118		921		8,477		623
Impairment of long-lived assets		3,800		3,800		-		-		-		-
Total operating expenses		176,103		64,886		22,062		15,701		59,840		13,614
Operating income (loss)		43,917		21,175		3,681		(591)		34,413		(14,761)
INTEREST INCOME		86		-		-		-		-		86
INTEREST EXPENSE		41,408		675		-		-		3,838		36,895
OTHER (INCOME) EXPENSE, net		(3,370)		2		-		-		-		(3,372)
Income (loss) before provision for (benefit from) income taxes and noncontrolling interest in income of subsidiaries		5,965		20,498		3,681		(591)		30,575		(48,198)
PROVISION FOR (BENEFIT FROM) INCOME TAXES		1,807		5,253		858		2		7,667		(11,973)
CONSOLIDATED NET INCOME (LOSS)		4,158		15,245		2,823		(593)		22,908		(36,225)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS		671		-		-		-		-		671
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$	3,487	$	15,245	$	2,823	$	(593)	$	22,908	$	(36,896)
Adjusted EBITDA[2]	$	67,346	$	27,184	$	3,837	$	750	$	43,024	$	(7,449)

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Urban One, Inc. will hold a conference call to discuss its results for the second fiscal quarter of 2020. The conference call is scheduled for Thursday, July 30, 2020 at 10:00 a.m. EDT. To participate on this call, U.S. callers may dial toll-free 1-877-692-8957; international callers may dial direct (+1) 234-720-6980. The Access Code is 7060146.

A replay of the conference call will be available from 1:00 p.m. EDT July 30, 2020 until 12:00 a.m. EDT August 01, 2020. Callers may access the replay by calling 1-866-207-1041; international callers may dial direct (+1) 402-970-0847. The replay Access Code is 2877475.

Access to live audio and a replay of the conference call will also be available on Urban One's corporate website at www.urban1.com. The replay will be made available on the website for seven days after the call.

Urban One, Inc. (urban1.com), together with its subsidiaries, is the largest diversified media company that primarily targets Black Americans and urban consumers in the United States. The Company owns **TV One, LLC** (tvone.tv), a television network serving more than 59 million households, offering a broad range of original programming, classic series and movies designed to entertain, inform and inspire a diverse audience of adult Black viewers. As of June 2020, **Urban One** currently owns and/or operates 61 broadcast stations (including all HD stations, translator stations and the low power television stations we operate) branded under the tradename "Radio One" in 14 urban markets in the United States. Through its controlling interest in **Reach Media, Inc**. (blackamericaweb.com), the Company also operates syndicated programming including *the Rickey Smiley Morning Show, the Russ Parr Morning Show and the DL Hughley Show*. In addition to its radio and television broadcast assets, Urban One owns **iOne Digital** (ionedigital.com), our wholly owned digital platform serving the African-American community through social content, news, information, and entertainment websites, including its Cassius, Bossip, HipHopWired and MadameNoire digital platforms and brands. We also have invested in a minority ownership interest in MGM National Harbor, a gaming resort located in Prince George's County, Maryland. Through our national multi-media operations, we provide advertisers with a unique and powerful delivery mechanism to the African-American and urban audiences.

Notes:

1. "Broadcast and digital operating income" consists of net (loss) income before depreciation and amortization, corporate selling, general and administrative expenses, stock-based compensation, income taxes, noncontrolling interest in income (loss) of subsidiaries, interest expense, impairment of long-lived assets, other (income) expense, loss (gain) on retirement of debt, gain on sale-leaseback and interest income. Broadcast and digital operating income is not a measure of financial performance under generally accepted accounting principles. Nevertheless, broadcast and digital operating income is a significant measure used by our management to evaluate the operating performance of our core operating segments because broadcast and digital operating income provides helpful information about our results of operations apart from expenses associated with our fixed assets and long-lived intangible assets, income taxes, investments, debt financings and retirements, overhead, stock-based compensation, impairment charges, and asset sales. Our measure of broadcast and digital operating income is similar to industry use of station operating income; however, it reflects our more diverse business and therefore is not completely analogous to "station operating income" or other similarly titled measures used by other companies. Broadcast and digital operating income does not purport to represent operating income or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as an alternative to those measurements as an indicator of our performance. A reconciliation of net income (loss) to broadcast and digital operating income has been provided in this release.

2. "Adjusted EBITDA" consists of net loss plus (1) depreciation, amortization, income taxes, interest expense, noncontrolling interest in (loss) income of subsidiaries, impairment of long-lived assets, stock-based compensation, (gain) loss on retirement of debt, gain on sale-leaseback, Employment Agreement and incentive plan award expenses and other compensation, contingent consideration from acquisition, severance-related costs, cost investment income, less (2) other income and interest income. Net income before interest income, interest expense, income taxes, depreciation and amortization is commonly referred to in our business as "EBITDA." Adjusted EBITDA and EBITDA are not measures of financial performance under generally accepted accounting principles. However, we believe Adjusted EBITDA is often a useful measure of a company's operating performance and is a significant measure used by our management to evaluate the operating performance of our business because Adjusted EBITDA excludes charges for depreciation, amortization and interest expense that have resulted from our acquisitions and debt financing, our taxes, impairment charges, and gain on retirements of debt. Accordingly, we believe that Adjusted EBITDA provides useful information about the operating performance of our business, apart from the expenses associated with our fixed assets and long-lived intangible assets or capital structure. EBITDA is frequently used as one of the measures for comparing businesses in the broadcasting industry, although our measure of Adjusted EBITDA may not be comparable to similarly titled measures of other companies, including, but not limited to the fact that our definition includes the results of all four segments (radio broadcasting, Reach Media, digital and cable television). Adjusted EBITDA and EBITDA do not purport to represent operating income or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as alternatives to those measurements as an indicator of our performance. A reconciliation of net income (loss) to EBITDA and Adjusted EBITDA has been provided in this release.

3. For the three months ended June 30, 2020 and 2019, Urban One had 44,806,219 and 45,061,821 shares of common stock outstanding on a weighted average basis (basic), respectively. For the six months ended June 30, 2020 and 2019, Urban One had 45,025,471 and 45,175,521 shares of common stock outstanding on a weighted average basis (basic), respectively.

4. For the three months ended June 30, 2020 and 2019, Urban One had 48,154,262 and 45,701,655 shares of common stock outstanding on a weighted average basis (fully diluted for outstanding stock awards), respectively. For the six months ended June 30, 2020 and 2019, Urban One had 45,025,471 and 45,984,939 shares of common stock outstanding on a weighted average basis (fully diluted for outstanding stock awards), respectively.